UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Wentworth VIII, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Brian Cooke
171 West 57th Street, Suite 2C
New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Brian Cooke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............PF.........................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... U.S.A…………..............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............2,066,667........................................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power............ 2,066,667.................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,066,667…………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............33.33%.............................

14.
Type of Reporting Person (See Instructions)
.......IN...........................................................................................................................................
...............................................................................................................................................................

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.0001 per share (the “Common Stock”) of Wentworth VIII, Inc., whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Brian Cooke (the “Reporting Person”).

(b) The residential address of the Reporting Person is 171 West 57th Street, Suite 2C, New York, NY 10019.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is an independent consultant to Keating Investments, LLC, located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the 400,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $20,000. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired 400,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 2,066,667 shares of Common Stock, representing 33.33% of the outstanding shares of Common Stock (based upon 6,200,000 shares of Common Stock issued and outstanding as of the date hereof).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,066,667 shares of Common Stock beneficially owned by the Reporting Person.

(c) The 400,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective February 15, 2008.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,066,667 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  February 22, 2008

  /s/ Brian Cooke
  Brian Cooke